

# Statement of
# Financial Condition

**Wells Fargo Advisors Financial Network, LLC**

(A Wholly Owned Limited Liability Company of Wachovia
Securities Financial Holdings, LLC)

December 31, 2024

(With Report from Independent Registered Public Accounting Firm Thereon)

**WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC**
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)


Statement of Financial Condition

December 31, 2024

(With Report from Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-28721 |

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF FIRM: Wells Fargo Advisors Financial Network, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One North Jefferson
(No. and Street)

| St. Louis | MO | 63103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Rakesh Patel | (704) 715-9832 | rakesh.patel2@wellsfargo.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

| 10 South Broadway | St. Louis | MO | 63102 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 185 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, _Rakesh Patel_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Wells Fargo Advisors Financial Network, LLC_____, as of _12/31_____, 2 024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_Annmarie George_

ANNMARIE GEORGE
Notary Public, State of New York
No. 01GE49064552
Qualified in Nassau County
Commission Expires November 16, 20 _25_
Notary Public

Signature: _____

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

**Report of Independent Registered Public Accounting Firm**

To the Member and Board of Managers
Wells Fargo Advisors Financial Network, LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Wells Fargo Advisors Financial Network, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

St. Louis, Missouri
February 25, 2025

**WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC**

(A Wholly Owned Limited Liability Company of

Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2024

(Dollars in thousands)

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 132,246 |
| Financial instruments owned, at fair value | | 790,514 |
| Receivable from brokers, dealers and clearing organizations | | 15,845 |
| Loans and notes receivable from independent financial advisors, net | | 354,392 |
| Other assets | | 38,161 |
| Total assets | $ | 1,331,158 |

**Liabilities and Member's Equity**

| | | |
|---|---|---:|
| Commissions payable | $ | 21,999 |
| Accrued compensation and benefits | | 165,758 |
| Accrued expenses and other liabilities | | 16,114 |
| Total liabilities | | 203,871 |
| Member's equity | | 1,127,287 |
| Total liabilities and member's equity | $ | 1,331,158 |

The accompanying notes are an integral part of this Statement of Financial Condition.

**WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC**

Notes to Statement of Financial Condition

December 31, 2024

(Dollars in thousands)

**(1) Organization and Basis of Presentation**

Wells Fargo Advisors Financial Network, LLC (the Company) is wholly owned by Wachovia Securities Financial Holdings, LLC (WSFH), which is a wholly owned subsidiary of Everen Capital Corporation (Everen), which is a wholly owned subsidiary of WFC Holdings, LLC (WFCH), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in Saint Louis, Missouri. WSFH's principal operating subsidiaries are the Company and Wells Fargo Clearing Services, LLC (WFCS).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

The Company clears all customer security transactions through WFCS on a fully-disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities. As such, the Company is exempt from the provisions of SEC's Securities Exchange Act Rule 15c3-3 (the Customer Protection Rule).

The principal business of the Company is to provide an integrated platform for securities brokerage, investment advisory and asset management services to independent financial advisors.

The chief operating decision maker (CODM) of the Company is the chief executive officer (CEO). The CODM uses net income to monitor actual results versus prior periods and planned amounts to assess performance and decide how to allocate resources and invest profits. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measure of segment assets is total assets as reported on the Company's Statement of Financial Condition.  The company derives revenue primarily in the United States.

**(2) Summary of Significant Accounting Policies**

*Basis of Presentation*

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), the most significant of which are summarized below.

*Accounting Standards Adopted During Current Year*

In 2024, the Comapany adopted FASB ASC 280 Segment Reporting, as amended by the FASB ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which requires all public entitles, including those with single reportable segment, to be subject to segment reporting disclosure requirements.

**WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC**

Notes to Statement of Financial Condition

December 31, 2024

(Dollars in thousands)

### *Securities Transactions*

Customer securities positions are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

### *Fair Value*

Receivable from brokers, dealers and clearing organizations, and commissions payable are recorded at contracted amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Financial instruments owned and sold, not yet purchased are recorded at fair value which is determined using quoted market or dealer prices, third-party pricing services or other relevant observable information. The Company includes financial instruments sold, not yet purchased in accrued expenses and other liabilities in the Statement of Financial Condition.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy as defined by US GAAP. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 3).

### *Income Taxes*

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under Financial Accounting Standards Board Accounting Standards Codification (ASC) 740, *Income Taxes*.  The Company's taxable income is reported in the tax return of Everen.  There are no tax sharing agreements between the Company and Everen. Certain states and local jurisdictions may subject the Company to entity-level taxation as a single member limited liability company; however, there is not a material liability for state income tax expense as of December 31, 2024. The Company files tax returns in various states and local jurisdictions and is subject to income tax examinations by tax authorities for years 2017 and forward.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the Statement of Financial Condition.  Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. The Company recognized no interest or penalties in the year ended December 31, 2024 and there was no accrued interest at December 31, 2024.  At December 31, 2024, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

*Use of Estimates*

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

*Other*

Other assets consist primarily of accrued revenue and prepaid expenses. Accrued expenses and other liabilities consist primarily of legal reserves and vendor payables.

**(3)** **Fair Value Measurement**

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.

- Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

Financial instruments owned and sold, not yet purchased, are recorded at fair value on a recurring basis. Fair value measurement is based upon various sources of market pricing. The Company uses quoted prices in active markets where available and will classify such instruments as Level 1 of the fair value hierarchy. Examples include certain equity securities and some highly liquid government securities such as U.S. government obligations.

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. Examples include bankers' acceptances, commercial paper and certificates of deposit, certain U.S. government and agency obligations, state and municipal government obligations, corporate obligations and certain equity securities.

**WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC**

Notes to Statement of Financial Condition

December 31, 2024

(Dollars in thousands)

The balances of assets and liabilities measured at fair value by level as of December 31, 2024, are as follows:

|  | | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|---|
| **Financial instruments owned:** | | | | | |
| U.S. Treasuries/Bills | | 790,514 | 790,514 | — | — |
| | $ | 790,514 | 790,514 | — | — |
| **Financial instruments sold, not yet purchased:** | | | | | |
| U.S. Treasuries/Bills | | — | — | — | — |
| | $ | — | — | — | — |

**(4)  Loans and Notes Receivable from Independent Financial Advisors, Net**

Loans and notes receivable from independent financial advisors represent amounts provided to independent financial advisors primarily as recruitment and other performance incentives. Certain amounts provided to independent financial advisors as loans or notes receivable are repaid either as a percentage of the independent financial advisor's gross production or on a fixed repayment schedule. The amortization period for these loans does not exceed ten years.

Loans and notes receivable from independent financial advisors are reported net of the credit loss accounts of $23,486 as of December 31, 2024.

**(5)  Dividends**

For the year ended December 31, 2024, the Company did not declare or pay any dividends to WSFH.  The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

**(6)  Net Capital**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to $250.  At December 31, 2024, the Company had net capital of $698,411 which was $698,161 in excess of its required minimum net capital of $250.

**(7)   Employee Benefits**

*Defined Contribution Retirement Plans*

WFC sponsors a qualified defined contribution retirement plan, the Wells Fargo & Company 401(k) Plan (401(k) Plan). Under the 401(k) Plan, after 1 month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits. With some

(Dollars in thousands)

exceptions, employees with one year of service who are employed in a benefit-eligible position on December 15 are eligible to receive the matching contributions, which are dollar for dollar up to 6% of certified compensation. The 401(k) Plan also includes a non-discretionary base contribution of 1% of certified compensation for employees with annual compensation of less than $75,000. Eligible employees are 100% vested in their matching contributions and base contributions after three years of service. Base and matching contributions are made annually at year-end. The 401(k) Plan provides installment payment options to the existing lump sum and partial lump sum distribution options as well as to offer optional investment advisory services.

***Stock-based Compensation Plans***

The Company participates in various stock-based compensation plans of WFC under which restricted shares, restricted stock rights (RSRs) and performance share awards (PSAs) may be granted periodically to certain employees. Restricted shares, RSRs and PSAs generally vest over three to five years, during which time the holder may be entitled to receive additional RSRs, PSAs or cash payments equal to the cash dividends that would have been paid had the RSRs or PSAs been issued and outstanding shares of common stock. RSRs and PSAs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying award.

***Other***

WFC provides health care and other benefits for certain active and retired employees. The Company reserves the right to amend, modify or terminate any of the benefits at any time.

## (8) Transactions with Related Parties

***Line of Credit with Affiliate***

The Company has a variable rate revolving unsecured line of credit agreement (the LOC Agreement) with WFCH maturing on April 7, 2025. Under the terms of the LOC Agreement, the Company may, from time to time, borrow funds for general operating purposes provided that aggregate borrowings under the LOC Agreement do not exceed $50,000 at any one time. The principal amount of the LOC Agreement is due at maturity, but the Company can repay earlier. The interest rate on this loan is based on the daily Secured Overnight Funding Rate, ("SOFR") plus 107 basis points. At December 31, 2024, the Company had $6,725 outstanding on this line of credit and $24 in interest payable, both of which are included in accrued expenses and other liabilities on the Statement of Financial Condition.

***Services Provided by Affiliates***

The Company has service agreements with WFC and its affiliates under which the Company receives certain technology and systems, operations product support and general and administrative support services.

The Company receives mutual fund, postage and occupancy services from affiliates.

The Company has an agreement with Wells Fargo Securities, LLC (WFS) to remit 20% of the retail selling concessions retained as consideration for involvement in syndicate services led by WFS.

### Clearing Services

The Company has a fully-disclosed clearing agreement with WFCS to clear its securities transactions. The agreement provides for the Company to pay WFCS on a per trade basis.

WFCS collects revenues on behalf of the Company for customer transactions. At December 31, 2024, the Company has a $15,845 receivable from WFCS for these revenues and is classified as receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition.

WFCS also funds margin and non-purpose loans for the Company's customers.

### Bank Sweep

WFCS collects revenues from affiliated banks under which it offers a bank deposit product that allows customers' available cash balances to be swept into overnight deposit accounts.

The Company had $6,264 of receivables from WFC and its affiliates related to brokerage referral fees and Bank Sweep service fees, which is included in Other Assets in the Statement of Financial Condition.

### Other

The Company owed $6,815 to WFC and its affiliates, which is included in accrued expenses and other liabilities in the Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

**(9) Commitments and Contingent Liabilities**

### Litigation and regulatory matter contingencies

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising from the conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense and will deny liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Reserves are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on

the Company's financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

On February 2, 2018, WFC entered into a consent order with the Board of Governors of the Federal Reserve System (FRB). As required by the consent order, the WFC Board of Directors submitted to the FRB a plan to further enhance its governance and oversight of WFC, and WFC submitted to the FRB a plan to further improve WFC's compliance and operational risk management program. WFC continues to engage with the FRB as WFC works to address the consent order provisions. The consent order requires WFC, following the FRB's acceptance and approval of the plans and WFC's adoption and implementation of the plans, to complete an initial third-party review of the enhancements and improvements provided for in the plans. Until this third-party review is complete and the plans are approved and implemented to the satisfaction of the FRB, WFC's total consolidated assets as defined under the consent order will be limited to the level as of December 31, 2017. Compliance with this asset cap is measured on a two-quarter daily average basis to allow for management of temporary fluctuations. After removal of the asset cap, a second third-party review must also be conducted to assess the efficacy and sustainability of the enhancements and improvements.

### *Advisory Account Cash Sweep Investigations*

The United States Securities and Exchange Commission (SEC) has undertaken an investigation regarding the cash sweep options the Company provides to investment advisory clients at account opening. In January 2025, the Company entered into an agreement with the SEC pursuant to which the Company paid $7,000 to resolve the SEC's investigation. In addition, putative class actions have been filed in federal district courts alleging that the Company breached its fiduciary duties or agreements with regard to rates paid to clients in its cash sweep program.

### *Hiring Practices Matters*

Government agencies, including the United States Department of Justice and the SEC, have undertaken formal or informal inquiries or investigations regarding the Company's hiring practices related to diversity. The United States Department of Justice and the SEC have since closed their investigations without taking action. A putative securities fraud class action has also been filed in the United States District Court for the Northern District of California alleging that the Company and certain of its executive officers made false or misleading statements about the Company's hiring practices related to diversity. Allegations related to the Company's hiring practices related to diversity are also among the subjects of a shareholder derivative lawsuit pending in the United States District Court for the Northern District of California.

### *Other contingencies*

**WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC**

Notes to Statement of Financial Condition

December 31, 2024

(Dollars in thousands)

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities and commodities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company introduces its customer transactions on a fully-disclosed basis to an affiliated clearing broker, WFCS, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection with this agreement, the Company has agreed to indemnify WFCS for losses that WFCS may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. At December 31, 2024, substantially all customer obligations were collateralized by customer securities held at WFCS with a fair value in excess of the obligations.

**(10) Subsequent Events**

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2024 through February 25, 2025, the date the Company issued its Statement of Financial Condition. During this period, there have been no other material subsequent events.